THE SUPPLY CHAIN MANAGEMENT COMPANY™

March 18, 2009

Mr. Stephen Krikorian

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Re:	American Software, Inc.
Form 10-K for Fiscal Year Ended April 30, 2008
Filed July 14, 2008
Form 10-Q for Fiscal Quarter Ended October 31, 2008
Filed December 10, 2008
Definitive Proxy Statement Filed July 28, 2008
File No. 000-12456

Dear Mr. Krikorian:

As Chief Financial Officer of American Software, Inc. (the “Company”), I am responding to your letter dated March 4, 2009 pertaining to the above-referenced filings. In this letter, I restate each of your comments and insert, following those comments, a detailed response or explanation.

General

1.	The Tandy representations must come directly from the company, not from your counsel on behalf of the company. Please provide these representations in a separate letter from the company in tandem with your next response, if the response is submitted by your counsel.

The Tandy representations have been included in this letter, and thus are now being made directly by the Company.

Form 10-K for the Fiscal Year Ended April 30, 2008

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

AMERICAN SOFTWARE / 470 EAST PACES FERRY ROAD, N.E. /  ATLANTA, GEORGIA 30305 /

404 261-4381 / http://www.amsoftware.com

Mr. Stephen Krikorian

Accounting Branch Chief

March 18, 2009

Marketing Conditions by Operating Segment, page 62

2.	Confirm that your future discussions by segment will also include a more detailed discussion of revenues, such as a quantification of the material factors for the changes in revenues as well as other significant components of profitability.

We confirm that, on a prospective basis, our future discussions by segment will also include a more detailed discussion of revenues, such as a quantification of the material factors for changes in revenues as well as other significant components of profitability.

Liquidity and Capital Resources, page 68

3.	We have reviewed your response to our prior comment number 6. While we note that the ERP segment had positive cash flows, it appears that a loss of few customers might change that result. If it is reasonably likely that such negative trends could occur and result in negative cash flows, disclosure should be added to analyze the impact of such events on liquidity. Also, your liquidity discussion should address any impact such events will have on your investment and financing activities if you have to re-direct funds. While you indicate that you do not have any debt, you may want to consider the availability of alternative financing if it is reasonably likely that such financing will be necessary. Finally, confirm that there are no restrictions on the ability of Logility to advance monies to you or to pay dividends.

In analyzing cash flows from our ERP segment we have noted that in recent years this segment has not been subject to rapid changes in revenues and cash flows. Given this relative stability, we have been successful in controlling operating expenses related to this segment in order to align operating expenses with revenues. As a result, we do not at this time believe there is a reasonable likelihood of substantial or extended negative cash flows in our ERP segment, even if negative trends occur in our ERP segment business.

If we do experience negative cash flows in our ERP segment, we believe it is unlikely that such an event would have a material impact on our investment and financing activities. We have reached that conclusion because we have a substantial amount of cash and investment reserves, totaling approximately $23 million at the end of our most recent fiscal quarter ended January 31, 2009 (excluding cash and investments held by our 88%-owned subsidiary, Logility, Inc.). Our primary financing activity is payment of a quarterly dividend. As stated in our most recent report on Form 10-K, the continuation of our dividend policy, and payment of future cash dividends, will be at the sole discretion of the Board of Directors. In exercising this discretion, the Board of Directors will consider our profitability, financial condition, cash requirements, future prospects and other relevant factors. Additionally, we do not believe that any alternative financing is necessary at this time.

While we do not consider substantial or extended negative cash flows in our ERP segment to be likely, we will expand our liquidity discussion in future Form 10-K filings to include a discussion of this analysis and the potential impact on our investment and financing activities.

Mr. Stephen Krikorian

Accounting Branch Chief

March 18, 2009

We confirm that there are no legal or contractual restrictions on the ability of Logility, Inc. to advance monies to the Company or to pay dividends. Any such actions or policies are subject to the review and approval of the Logility, Inc. Board of Directors.

4.	Your response to our prior comment number 7 indicates that the increase in Logility’s services and other revenue was primarily a result of the increase in the volume of customer implementations as a result of the increase in the number of license fee sales. Clarify whether this is the result of more customers purchasing implementation services along with the license than you have experienced in the past. If so, ensure that your disclosure properly analyzes this trend on your results and on your liquidity.

We confirm that the increase in services revenue is a result of the increase in the volume of customer implementations as a result of the increase in the number of license fee sales. There has not been an increase in the proportion of customers purchasing implementation services along with the license fee. The service revenue increase is primarily the total number of new implementations that increase with the increase in license fee sales. The Company will prospectively disclose this information in future filings.

Item 8.	Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

(1) Presentation and Summary of Significant Accounting Policies

(c) Revenue Recognitions and Deferred Revenue, page 80

5.	We note your response to our prior comment number 8. Tell us why you do not bill at the same time that you earn revenue. Indicate the difference in number of days between when you record revenue and when you bill revenue to the customer. Your response does not address why the payment terms included within the software license agreement would result in unbilled license fee revenues at the end of the reporting period. Further, explain how you determined these unbilled amounts are fixed or determinable and collectability is probable. Refer to paragraphs 26 through 31 of SOP 97-2. Tell us if all of your software license agreements have similar payment terms.

We primarily generate services billings on a weekly basis. As a result of this weekly billing cycle, we experience timing differences whereby services revenues earned in one period are not billed until the subsequent reporting period. All services revenues not billed within the period earned are billed within 5 business days of the next period, with the exception of two customers, for which services revenues are billed on a monthly basis. These monthly billing cycles are driven by the respective services contracts procured with each customer.

Mr. Stephen Krikorian

Accounting Branch Chief

March 18, 2009

Unbilled license fee accounts receivable represents revenue that has been recognized but, in accordance with the payment terms of the license agreement, which include specified payment terms that are considered fixed and determinable, have not yet been invoiced to the customers.

The Company considers the specific fact pattern present within each license fee arrangement when determining whether the payment terms included therein are fixed and determinable. Some specific factors we consider during our review process are as follows:

•	Whether the payment period is short in relation to the period during which the customer is expected to use the licensed products

•	Whether a significant portion of the license fees is due prior to the expiration of the software license

•	Our history of successfully collecting under the original payment terms of the contract without making concessions

In cases where the preceding factors are not present and it cannot be concluded that a fee is fixed or determinable at the outset of an arrangement, we recognize revenue as payments from customers become due (assuming all other conditions for revenue recognition have been satisfied).

The Company recognizes license fee revenues up-front for contracts with payment terms that are within our standard practice (assuming all other conditions for revenue recognition have been satisfied).

The Company currently believes payment terms which are due within a period that is significantly less than 12 months to be fixed and determinable.

The Company utilizes various trade publications, trade references, historical payment experience and other available financial information to determine if collectability is probable.

(1) Goodwill and Other Intangible, page 85

6.	You state that you used the Income and Market approaches to test for goodwill impairment. Tell us and disclose how you weigh these approaches in determining the fair value for each reporting unit. Indicate why you believe the weight assigned to each approach is appropriate. Further, you indicate that one of the methodologies utilized to implement the Market approach is the comparable transaction methodology. Tell us how often this methodology is utilized and indicate how a comparable transaction is identified.

Mr. Stephen Krikorian

Accounting Branch Chief

March 18, 2009

The valuation approaches we utilize in determining the fair value for each reporting unit are weighted equally. In order to determine the proper weight given to each approach, the Company considers the methodologies utilized to implement each approach and consults with a third-party valuation specialist. Based on such discussion we believe the weight given to each valuation method is reasonable.

The comparable transaction methodology is utilized on an annual basis unless there is a triggering event present during an interim period. The comparable transaction analysis results in an indication of value by comparing the company being appraised to similar companies that have recently been acquired. For the fiscal year ending April 30, 2008, a number of recent transactions were gathered from the Pratt’s Stats and Public Stats databases.

Item 11.	Executive Compensation, page 108

Incorporated by Reference from Definitive Proxy Statement Filed on July 28, 2008

Executive Compensation

Compensation Discussion and Analysis, page 6

Executive Compensation Philosophy, page 7

Stock Option Plan, page 8

7.	We note your response to our prior comment number 23, in which we asked you to provide a detailed discussion of what your compensation committee considered in granting stock options to your named executive officers. Please provide a significantly more detailed qualitative and quantitative discussion linking what your compensation committee considered in determining to grant stock options to the actual number of stock options granted to each named executive officer.

The compensation committee did not undertake a quantitative analysis in determining the levels of stock option grants to executive officers for the 2009 fiscal year. The committee developed its decisions on stock option grants based on a qualitative analysis of (i) recommendations of the Company’s Chief Executive Officer, (ii) the Company’s current and past year’s financial results, (iii) the perceived value of each named executive officer to the Company’s overall success and (iv) the current and past years’ compensation packages for each named executive officer. Based on this qualitative review, the committee concluded that the level of the Company’s compensation of its named executive officers, taking into account salaries, bonus plans and stock option grants, as recommended by the Chief Executive Officer, was both reasonable and appropriate. The committee believed at that time and continues to believe that it was reasonable to reach this conclusion in the absence of a quantitative analysis.

Mr. Stephen Krikorian

Accounting Branch Chief

March 18, 2009

The committee decided to grant stock options to the named executive officers in the same stock option share amounts as were granted to those same executives during fiscal 2008. In making this decision, the committee focused on these primary objectives: (i) providing compensation to executive officers that is fair in light of prior performance, (ii) providing meaningful incentives for future performance, and (iii) maintaining compensation at levels needed to retain these executives. The committee concluded that to achieve these objectives, given its evaluation of executive officer performance and potential for affecting future Company performance, it was necessary to maintain stock option grants at least at the same levels granted in the prior fiscal year.

The Company will include a discussion of the process undertaken by the compensation committee in determining levels of stock option grants, with detail comparable to the foregoing, in future proxy statements, including the proxy statement to be prepared in connection with its annual meeting of shareholders in 2009.

Form 10-Q for the Quarterly Period Ended October 31, 2008

J. Fair Value for Financial Statements, page 11

8.	We have reviewed your response and proposed future disclosures in response to our prior comment number 16. Tell us your considerations of providing the methods and significant assumptions used to estimate the fair value of those investments that are classified as held-to-maturity. See paragraphs 10 and 15 of SFAS 107.

The fair values of our held-to-maturity securities are obtained from third-party broker statements. These investments consist of tax-exempt state and municipal bonds as well as U.S. Government debt securities and are recorded at amortized cost. The fair value amounts are primarily derived from quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets. The Company has considered paragraphs 10 and 15 of SFAS 107; however, given the makeup of our held-to-maturity portfolio, we do not believe the disclosure of significant assumptions used to estimate fair value for these securities to be necessary or practical. In our previous response we indicated that we would disclose the carrying amount and the maturity dates for these investments. In addition, we will disclose prospectively the range of effective interest rates for our held-to maturity investments.

I hereby acknowledge, on behalf of the Company, with respect to the filings to which this letter pertains (the “Filings”), that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filings;

Mr. Stephen Krikorian

Accounting Branch Chief

March 18, 2009

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This acknowledgement shall also apply to the response on behalf of the Company in the letter dated January 28, 2009 from our counsel, Henry B. Levi, of Baker, Donelson, Bearman, Caldwell & Berkowitz, PC.

Please direct any further questions or comments relative to this letter to Mr. Levi, at 404-221-6508, or to me, at 404-264-5477. Please send a copy of any further comments or questions to the undersigned at fax: 404-264-5394, and also to Mr. Levi at his direct fax number, 404-238-9708.

Very truly yours,

/s/ Vincent C. Klinges
Vincent C. Klinges, Chief Financial Officer

cc:	Mr. James C. Edenfield

Mr. Henry B. Levi